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                                                                    Exhibit 99.1


                   Letter of Arthur Andersen Representation


To the Securities and Exchange Commission:

      We received a letter from Arthur Andersen LLP, dated March 28, 2002, representing that the audit as of and for the year ended December 31, 2001, was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation, and availability of personnel at foreign affiliates of Andersen was not relevant to the audit.

Very truly yours,



/s/ James Koch


James Koch
Chief Financial Officer

Culver City, California
March 28, 2002